

SEC 02006632 ES COMMISSION
Washington, D.C. 20549



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SEC FILE NUMBER
8-52500

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOF BEGINNING 02/03/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Complete Trade, .

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5900 Balcones Drive, Suite 242
(No. and Street)

Austin (City) Texas (State) 78731 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

PROCESSED
MAR 19 2002
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are no required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mathews C. Wilkinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Complete Trade, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COMPLETE TRADE, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

TWENTY-THREE MONTHS ENDED DECEMBER 31, 2001

COMPLETE TRADE, L.L.C.

CONTENTS

COMPLETE TRADE, L.L.C.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$ 78,369
Receivable from broker-dealers and clearing organizations	361,323
Other assets	4,150
	$ 443,842

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 218,905
Management fee payable to Parent	55,000
	273,905
Member's equity	169,937
	$ 443,842

The accompanying notes are an integral part of these financial statements.

COMPLETE TRADE, L.L.C.
Statement of Income
For the Twenty-Three Months Ended December 31, 2001

Revenues	
Commissions income	$ 2,660,236
Other income	13,789
	2,674,025
Expenses	
Floor brokerage, exchange, and clearance fees	1,443,113
Communications	71,041
Losses in error accounts and bad debts	11,972
Occupancy and equipment costs	447,897
Promotional costs	1,491
Regulatory fees and expenses	10,912
Other expenses	887,762
	2,874,188
Loss before income taxes	(200,163)
Provision for income taxes	-0-
Net loss	$ (200,163)

The accompanying notes are an integral part of these financial statements.

COMPLETE TRADE, L.L.C.
Statement of Changes in Member's Equity
For the Twenty-Three Months Ended December 31, 2001

	Total
Balance at February 3, 2000	$ -0-
Member's contributions	370,100
Net loss for the twenty-three months	(200,163)
Balance at December 31, 2001	$ 169,937

The accompanying notes are an integral part of these financial statements.

COMPLETE TRADE, L.L.C.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Twenty-Three Months Ended December 31, 2001

Balance at February 3, 2000	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2001	$ -0-

The accompanying notes are an integral part of these financial statements.

COMPLETE TRADE, L.L.C.
Statement of Cash Flows
For the Twenty-Three Months Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (200,163)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(350,184)
Increase in other receivables	(11,139)
Increase in other assets	(4,150)
Increase in accounts payable and accrued expenses	218,905
Increase in management fee payable to Parent	55,000
Net cash provided (used) by operating activities	(291,731)
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Member's contributions	370,100
Net cash provided (used) by financing activities	370,100
Net increase in cash	78,369
Cash at beginning of period	-0-
Cash at end of period	$ 78,369

Supplemental Disclosures

Cash paid for:	
Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

COMPLETE TRADE, L.L.C.
Notes to Financial Statements
December 31, 2001

Note 1 - Summary of Significant Accounting Policies

Complete Trade, L.L.C. (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(ii). The Company operates as a Texas Limited Liability Company (L.L.C.) and has a sole member, Complete Trade Networks, L.L.C. (the "Parent"). Its member has limited personal liability for the obligations or debts of the entity. The Company was incorporated on February 3, 2000 and became effective with the National Association of Securities Dealers, Inc. (N.A.S.D.) on September 8, 2000. The Company's customers are located throughout the Southwestern United States.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a trade date basis.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2001, the Company had net capital of approximately $165,787 and net capital requirements of $18,269. Company's ratio of aggregate indebtedness to net capital was 1.65 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.EC.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

COMPLETE TRADE, L.L.C.
Notes to Financial Statements
December 31, 2001

Note 4 - Related Party Transactions

Approximately 50% of the Company's income is derived from the trading activity of various members of the Company's Parent.

The Company is provided administrative services from its Parent. The Company paid $885,000 for these services during the period, of which $55,000 is payable at December 31, 2001.

Note 5 - Concentration Risk

At various times throughout the period ended December 31, 2001, the Company had cash balances in excess of federally insured limits.

Note 6 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2001, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company's clearing agreement also requires the Company to maintain a $350,000 clearing deposit.

Note 7 - Going Concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. Management is unsure it will receive capital infusions as necessary.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2001

Schedule I

COMPLETE TRADE, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 169,937
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	169,937
Deductions and/or charges	
Nonallowable assets	
Prepaid expenses	(4,150)
Net capital before haircuts on securities positions	165,787
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	-0-
Net capital	$ 165,787

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 218,205
Management fee payable to Parent	55,000
Total aggregate indebtedness	$ 273,905

Schedule I (continued)

COMPLETE TRADE, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 18,269
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 18,269
Net capital in excess of required minimum	$ 147,518
Excess net capital at 1000%	$ 138,396
Ratio: Aggregate indebtedness to net capital	1.65 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

COMPLETE TRADE, L.L.C.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: SWS Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Twenty-Three Months Ended December 31, 2001



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Complete Trade, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Complete Trade, L.L.C., (the "Company"), for the twenty-three months ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 22, 2002